SECURITIES AND EXCHANGE COMMISSION
Investment Company Act Release No. 34845; File No. 812-15325

PGIM Private Real Estate Fund, Inc., et al.

March 3, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint

transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under

the Act.

Summary of Application: Applicants request an order to permit certain business development

companies ("BDCs") and closed-end management investment companies to co-invest in

portfolio companies with each other and with certain affiliated investment entities.

Applicants: PGIM Private Real Estate Fund, Inc., PGIM, Inc., PGIM Investments LLC, PGIM

Private Credit Fund, PGIM Real Estate U.S. Core Debt Fund, L.P., PGIM Real Estate U.S. Debt

Fund LP, PGIM Real Estate U.S. Impact Value Partners LP, PGIM Retirement Real Estate Fund

II LP, PRISA LP, PRISA II LP, PRISA III Fund LP, Senior Housing Partnership Fund VI LP,

PGIM Senior Loan Opportunities (Levered) I, L.P., PGIM Senior Loan Opportunities I, L.P.,

PGIM Senior Loan Opportunities (Parallel Fund) I, L.P., PSLO I US Investors Levered Debt

SPV LLC, PGIM US Investors / Non-US Senior Debt Levered I Fund, PGIM US Investors /

Non-US Senior Debt Levered I Supplemental Fund, PGIM Senior Loan Opportunities

Management Fund I, L.P., PGIM US Investors / Non-US Senior Debt I Fund, PGIM Senior Debt

I Management Fund, PGIM Senior Loan Opportunities I Co-Investment II, L.P., PGIM Non-US

Investors / Non-US Senior Debt I Fund A, PGIM Non-US Investors / US Senior Debt I Fund A,

PGIM Senior Loan Opportunities I Co-Investment I, L.P., PGIM Senior Loan Opportunities (Parallel Fund) II, L.P., PGIM Non-US Investors / US Senior Debt I Fund, PGIM Non-US Investors / Non-US Senior Debt I Fund, PGIM Private Capital Fund (Ireland) ICAV, Private Placement Trust Investors, LLC, PGIM Global Investors/Global Senior Debt II Fund, PRIVEST, PRIVEST PLUS, PGIM Infrastructure Debt Fund, Gibraltar Universal Life Reinsurance Company, PRUCO Life Insurance Company, PRUCO Life Insurance Company of New Jersey, Prudential Annuities Life Assurance Corporation, Prudential Arizona Reinsurance Captive Company, Prudential Arizona Reinsurance Term Company, Prudential Arizona Reinsurance Universal Company, Prudential Legacy Insurance Company of New Jersey, Prudential Term Reinsurance Company, Prudential Universal Reinsurance Company, Universal Prudential Arizona Reinsurance Company, PAR U Hartford Life & Annuity Comfort Trust, PAR U Hartford Life Insurance Comfort Trust, PICA Hartford Life & Accident Comfort Trust, PICA Hartford Life & Annuity Comfort Trust, PICA Hartford Life Insurance Comfort Trust, PRUCO Reinsurance Ltd., The Gibraltar Life Insurance Co., Ltd., The Prudential Life Insurance Company, Ltd., Gibraltar Reinsurance Company Ltd., PGIM Warehouse, Inc., Dryden Arizona Reinsurance Term Company, Lotus Reinsurance Company Ltd., The Prudential Insurance Company of America

Filing Dates: The application was filed on April 22, 2022, and amended on November 1, 2022 and February 3, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on March 28, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Claudia DiGiacomo, claudia.digiacomo@prudential.com; Benjamin C. Wells, bwells@stblaw.com; Ryan P. Brizek, ryan.brizek@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Stephan N. Packs, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated February 3, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary